Filed by Gilat Satellite Networks Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Gilat Satellite Networks Ltd.
Commission File No.: 000-21218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2020

Commission File Number 000-21218

Gilat Satellite Networks Ltd.
(Translation of registrant’s name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 (Registration Statements File Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442 and 333-236028) and on Form F-3 (Registration No. 333-232597).

Results of Extraordinary General Meeting

On May 8, 2020, Gilat Satellite Networks Ltd. (“Gilat”) held an Extraordinary General Meeting of Shareholders (the “Meeting”) at Gilat’s principal executive offices at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel, for the purpose of approving the merger (the “Merger”) of Convoy Ltd. (“Merger Sub”), a wholly owned subsidiary of Comtech Telecommunications Corp. ( “Comtech”), with and into Gilat in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), pursuant to the Agreement and Plan of Merger, dated January 29, 2020, by and among Gilat, Comtech and Merger Sub, and approving the other proposals  set forth in Gilat’s Proxy Statement for the Meeting, dated April 3, 2020 (“Proxy Statement”).

The Merger Proposal (as defined in the Proxy Statement) was approved at the Meeting by a majority vote of approximately 99.7% of the Gilat ordinary shares present, in person or by proxy, and voting on the Merger Proposal.

The following resolutions were approved at the Meeting by the majority requirements under the Companies Law and Gilat’s Articles of Association:

1.	The approval of the Merger Proposal.

2.	The approval of the purchase of a seven-year “tail” endorsement to Gilat’s current directors’ and officers’ liability insurance policy.

3.	The approval of the payment of a transaction bonus to the Chief Executive Officer of Gilat.

4.	The approval of the payment of a transaction bonus to the Chief Financial Officer of Gilat.

5.	The approval of an amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors.

6.
The reelection of Elyezer Shkedy to serve as an External Director (within the meaning of the Companies Law) on the Board of Directors of Gilat for an additional three-year term or until his prior termination or resignation.

Additional information on the Meeting, the Merger Proposal and the other resolutions that were approved at the Meeting can be found in the Proxy Statement.

Timeline for Closing

Upon receipt of all regulatory clearances required for the consummation of the Merger, Gilat will update the shareholders on the expected closing date of the Merger. In accordance with the Companies Law, the Merger may not be consummated until at least 30 days after the date of the Meeting.

No Offer or Solicitation

This communication is being made in respect of a proposed merger between Comtech and Gilat. This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

On March 2, 2020, Comtech filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, as amended on April 1, 2020 (as amended, the “Registration Statement”), that included a preliminary proxy statement/prospectus with respect to the Comtech Common Stock to be issued in the proposed transaction and a proxy statement of Gilat in connection with the Merger. The Registration Statement was declared effective on April 3, 2020, and a copy of the final proxy statement/prospectus was furnished to the SEC on April 3, 2020 and mailed to Gilat shareholders.  Comtech and Gilat also plan to file other documents with the SEC regarding the proposed transaction.

This report is not a substitute for any prospectus, proxy statement or any other document that Comtech or Gilat has or may file with the SEC in connection with the proposed transaction. Investors and security holders of Comtech and Gilat are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of the proxy statement/prospectus and other documents filed with the SEC by Comtech on Comtech’s Investor Relations page on Comtech’s web site at www.comtechtel.com or by writing to Comtech, Investor Relations, (for documents filed with the SEC by Comtech), or by Gilat on Gilat’s Investor Relations page on Gilat’s web site at www.Gilat.com or by writing to Gilat, Investor Relations (for documents filed with the SEC by Gilat).

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results of the proposed transaction and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, statements about the expected completion of the proposed transaction with Comtech and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, and Gilat’s plans, objectives and expectations for future operations, including its projected results of operations.  Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements are based upon Gilat’s management’s current estimates and projections of future results or trends.  In addition to the risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2019 and in the proxy statement/prospectus dated April 3, 2020 and those described in any documents that are incorporated by reference therein, such risks and uncertainties include, among others: (1) the risk that the conditions to the closing of the Merger are not satisfied, including the risk that required approvals for the Merger from governmental authorities are not received; (2) changes or circumstances that could give rise to the termination of the Merger Agreement; (3) the risk that the value of the stock merger consideration will fluctuate over time; (4) litigation relating to the Merger; (5) uncertainties as to the timing of the consummation of the Merger and the ability of each party to consummate the Merger; (6) risks that the proposed Merger disrupts the current plans and operations of Gilat or Comtech, or both; (7) the ability of Gilat and Comtech to retain and hire key personnel; (8) competitive responses to the proposed Merger and the impact of competitive products; (9) unexpected costs, charges or expenses resulting from the Merger; (10) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; (11) the combined company’s ability to achieve the financial and operating results, growth prospects and synergies expected from the Merger, as well as delays, challenges and expenses associated with integrating the existing businesses of Comtech and Gilat; (12) the combined company’s ability to maintain and improve relationships with customers, suppliers and other third parties following the Merger; (13) the terms and availability of the indebtedness that may be incurred in connection with the Merger; (14) the timing and funding of government contracts; (15) risks associated with international sales; (16) risks associated with legal proceedings, customer claims for indemnification and other similar matters; (17) risks associated with Comtech’s obligations under its credit facility; (18) risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; and (19) legislative, regulatory, technological, political and economic developments, including changing business conditions in the industries in which Comtech and Gilat operate, including the semiconductor industry, and overall economy as well as the financial performance and expectations of Comtech’s and Gilat’s existing and prospective customers.

The foregoing list of factors is not exclusive and you should not place undue reliance on any forward-looking statement. All forward-looking statements contained herein are made only as of the date of the document in which they are contained and, except as required by law, Gilat does not undertake any obligation to update publicly any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.

By:	/s/ Yael Shofar
Name:	Yael Shofar
Title:	General Counsel

Date: May 8, 2020